July 18, 2019

Delivered by Edgar

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re.:	AZUL S.A.

Form 20-F for the Fiscal Year ended December 31, 2018

File No. 001-38049

Dear Ms. Chaudhry and Ms. Shenk:

Our client, Azul S.A. (the “Company”), received a comment letter from the staff of the Division of Corporation Finance, Office of Transportation and Leisure of the United States Securities and Exchange Commission on July 3, 2019, concerning the Company’s annual report on Form 20-F filed on April 30, 2019 in respect of the year ended December 31, 2018 (the “2018 Form 20-F”). We hereby respectfully, as legal representatives of the Company, by this letter, are providing the Company’s responses to the Staff’s comments.

For your convenience, we have reproduced below in italics the SEC comments numbered 1 through 3 and have provided responses immediately below such comments. All page numbers below refer to the pages in the 2018 Form 20-F.

Staff’s Comment #1

Item 3. Key Information

Statements of Operations Data, page 9

1.	Please tell us and revise to disclose the nature of the items included in your adjustment to EBITDA titled “non-recurring events.”

Response to Staff’s Comment #1:

The company respectfully notes that a description of the non-recurring events is presented on page 91 of the 2018 Form 20-F. Non-recurring events for the relevant periods consist of: (i) an expense of R$226.3 million related to the sale of six E-Jets and the loss of revenue from use of such jets estimated at R$51.2 million; and (ii) expenses of R$5.8 million related to the impact of the truckers’ strike in Brazil in May 2018, which disrupted overall economic activity throughout the country and affected the Company’s flights for a period of 10 days. In particular, as a result of the truckers’ strike, fuel supply was affected and the Company incurred additional expenses as a result of alternative landings of long haul flights for refueling. The Company believes that these non-recurring events (totaling R$283.3 million) should not be considered when evaluating the Company’s recurring operational performance due to their non-recurring nature. The Company presented a description of the non-recurring events and a reconciliation from the recorded to the adjusted financial and operating results on page 13 of its Form 6-K furnished to the Commission on August 9, 2018.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Staff’s Comment #2

Item 5 – Operating and Financial Review and Prospects F. Tabular

Disclosure of Contractual Obligations, page 103

2.

Please revise your disclosure of contractual obligations to include purchase obligations, if any. In this regard, we note disclosure of R$14.9 billion of purchase commitments for the acquisition of aircraft. Refer to 20-F Item 5.F. In addition, please revise to disclose the basis on which interest on debt was determined.

Response to Staff’s Comment #2:

The Company respectully submits that it only accounts for its commitments for future aircraft acquisition as purchase obligations once the aircraft is, in fact, delivered. Until such time, commitments for aircraft acquisition are disclosed in the notes to the Company’s financial statements (we refer the Staff to Note Note 25 to the Company’s audited financial statement referred to on page F-63 (total of R$ 14.9 billion).

The amount of R$39,275,000 shown as interest in the table presented in Item 5.F (page 103) refers to accrued and unpaid interest related to loans and financings contracted by the Company. Interest is accrued on a monthly basis and paid in accordance with each transaction, with schedules varying from monthly, quarterly and biannual. As such, all accrued interest due within a six months period December 31, 2018 is presented by the Company as interest rate information in the column relating to Year 1.

Staff’s Comment #3

Item 8. Financial Information

Legal Proceedings, page 121

3.

Your disclosure of a total provision of R$22.8 million in respect of civil claims differs from the R$44.9 million disclosed in Note 27 to the financial statements on page F-68. Please reconcile these disclosures for us.

Response to Staff Comment #3:

The Company acknowledges the Staff’s comment and the discrepancy referred therein and has revised the paragraph containing the disclosure to rectify this discrepancy as follows:

“As of December 31, 2018, we are party to approximately 9,208 civil claims of various types (deemed “active” under our criteria, which does not consider claims in which agreements were entered into or claims that are in their closing stage), in which the original aggregate amount claimed is approximately R$299.5 million. We have provisioned a total of R$44.9 million in respect of these civil claims. In addition, we are party to 2,898 legal proceedings relating to labor law issues of various types, for which the aggregate amount claimed is approximately R$325.3 million. We have provisioned a total of R$34 million in respect of these labor law proceedings.”

******************

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7527 or Roberta B. Cherman at +55 (11) 3702-2245.

Very truly yours,

/S/ STUART K. FLEISCHMANN
Stuart K. Fleischmann
SHEARMAN & STERLING LLP

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.